UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                       ______________________

                           AMENDMENT NO. 1

                             SCHEDULE 13D

                                 Under

                 THE SECURITIES EXCHANGE ACT OF 1934

                       ______________________

                   VALLEY FINANCIAL CORPORATION
                           (Name of Issuer)

                    COMMON STOCK, NO PAR VALUE
                  (Title of Class of Securities)
                              919629105
                            (CUSIP Number)
                      _______________________

                         Mr. A. Wayne Lewis
        Executive Vice President and Chief Operating Officer
                   Valley Financial Corporation
                       36 Church Ave., S.W.
                        Roanoke, VA 24011
                         (540) 342-2265

                  (Name, Address and Telephone
                 Number of Person Authorized to
              Receive Notices and Communications)

                     ________________________

                         October 28, 1996
                 (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 1 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                            CUSIP No.919629105
------------------------------------------------------------------------
(1)   Name of Reporting Person.
      S.S. or I.R.S. Identification Nos.
      of Above Person

      W. Jackson Burrows                       SS# ###-##-####
-----------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member       (a) [ ]
      of a Group (See Instructions)               (b) [X]
-----------------------------------------------------------------------
(3)   SEC Use Only
-----------------------------------------------------------------------
(4)   Source of Funds (See Instructions)
                                                      PF
-----------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings        [ ]
      is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      United States
-----------------------------------------------------------------------

Number of Shares
      Beneficially Owned        (7)   Sole Voting
      by Each Reporting               Power         32,500 shares
      Person With               (8)   Shared Voting
                                      Power         19,500 shares

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                                (9)   Sole Dispositive
                                      Power        32,500 shares
                                (10)  Shared Dispositive
                                      Power        19,500 shares
----------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                     52,000 shares
----------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row	                 [ ]
      (11) Excludes Certain Shares (See
      Instructions)
----------------------------------------------------------------------
(13)  Percent of Class Represented by Amount
      in Row (11)
                                                    5.39%
----------------------------------------------------------------------
(14)  Type of Reporting Person (See
      Instructions)
                                                      IN
----------------------------------------------------------------------

ITEM 1.  Security and Issuer

   The class of securities to which this statement relates is Common Stock, no par value, of Valley Financial Corporation ("VFC"), a corporation organized under the laws of Virginia and registered under the Bank Holding Company Act of 1956, as amended. VFC's address is 36 Church Ave., S.W., Roanoke, Virginia 24011. VFC's Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934, effective June 25, 1996.


ITEM 2.  Identity and Background

   This statement is being filed by W. Jackson Burrows. Mr. Burrows is Vice President of Virginia Construction Supply, 2010 Apperson Drive, Salem, Virginia 24153, a distributor of construction products to commercial and highway contractors. Mr. Burrows' residence address is 325 Willow Oak Drive, Roanoke, Virginia, 24014. Mr. Burrows is a citizen of the United States.

   Mr. Burrows has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, Mr. Burrows has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Burrows being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3.  Source and Amount of Funds or Other Consideration

   All shares of Common Stock of VFC beneficially owned by Mr. Burrows were acquired with Mr. Burrows' personal funds. No part of the purchase price is or has been represented by funds borrowed or otherwise obtained for the purpose of holding, trading or voting the securities.


ITEM 4.  Purpose of Transaction

   The shares of Common Stock of VFC beneficially owned by Mr. Burrows were acquired pursuant to VFC's initial public offering, which closed on July 14, 1995, and in open market transactions conducted since that date through Scott & Stringfellow, Inc., a registered broker-dealer which is a market maker for VFC Common Stock. Mr. Burrows is a director of VFC and its wholly owned subsidiary, Valley Bank, N.A., and such shares are being held for investment purposes.


ITEM 5.  Interest in Securities of the Issuer

    (a) Mr. Burrows is the beneficial owner of 52,000 shares of VFC Common Stock, which represent approximately 5.39% of VFC's issued and outstanding Common Stock.

   (b) Mr. Burrows has sole voting power and sole dispositive power with respect to 32,500 shares of VFC Common Stock of which he is the beneficial owner, and shared voting power and shared dispositive power with respect to 19,500 shares of VFC Common Stock of which he is the beneficial owner.

   (c) Mr. Burrows has had the following transactions in VFC Common Stock during the past sixty days: (i) 500 shares purchased at $9.875 per share on October 13, 1996, made in the open market through Scott & Stringfellow, Inc., a registered broker-dealer which is a market maker for VFC Common Stock.

   (d)  Not applicable.

   (e)  Not applicable.


ITEM 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer

   None.

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ITEM 7.  Material to Be Filed as Exhibits

   None.


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                           SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 12, 1996              /S/W. Jackson Burrows
Date

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